Exhibit (a)(1)(H)
     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated November 1, 2010 and the related Letter of Transmittal and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Cardiac Science Corporation
at $2.30 per Share
by
Jolt Acquisition Company
a wholly-owned subsidiary
of
Opto Circuits (India) Ltd.
The Offer and Withdrawal Rights expire at 12:00 midnight,
New York City time, on November 30, 2010,
Unless the Offer is Extended.
     Jolt Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Opto Circuits (India) Ltd., a public limited company incorporated under the laws of the nation of India (“Opto Circuits”), is offering to purchase for cash all outstanding shares of common stock, par value $0.001 (“Shares”), of Cardiac Science Corporation, a Delaware corporation (“Cardiac Science”), at a price of $2.30 per Share, net to the seller in cash, without interest (the “Offer Price”), and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2010, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the “Offer”).
     The Offer to Purchase and related Letter of Transmittal have been filed with the Securities and Exchange Commission (the “SEC”) as exhibits to a Schedule-TO and will be mailed to record holders of Shares whose names appear on Cardiac Science’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. Cardiac Science has provided Purchaser with Cardiac Science’s stockholder list and security position listing for the purpose of disseminating the Offer to the holders of Shares.
     Tendering stockholders who have Shares registered in their names and who tender directly to BNY Mellon Shareowner Services, which is acting as the information agent, the paying agent and the depositary (“BNY Mellon”), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on
November 30, 2010, unless the Offer is extended.

     The purpose of the Offer is for Opto Circuits, through Purchaser, to acquire control of, and the entire equity interests in, Cardiac Science. Following the consummation of the Offer and after satisfaction or waiver of all conditions to the Merger (as defined below) set forth in the Merger Agreement (as defined below), Purchaser intends to acquire the remaining equity interest in Cardiac Science not acquired by consummating the Merger.
     The Offer is being made pursuant to the Agreement and Plan of Merger, dated October 19, 2010, as amended on October 29, 2010, by and among Opto Circuits, Purchaser and Cardiac Science (the “Merger Agreement”), under which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Cardiac Science and Cardiac Science will be the surviving corporation (the “Merger”). At the effective time of the Merger, each outstanding Share (other than Shares held in the treasury of Cardiac Science, owned by Opto Circuits, Purchaser or any subsidiary of Opto Circuits, or held by stockholders who properly demanded and perfected appraisal rights under Delaware law) will by virtue of the Merger, and without action by the holder thereof, be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required withholding taxes, payable to the holder thereof upon surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in the Offer to Purchase.
     The Offer is not subject to any financing condition. The Offer is, however, subject to various conditions, among others: (a) that, at the expiration of the Offer, there have been validly tendered in the Offer and not validly withdrawn that number of Shares which, when added to the Shares already owned by Opto Circuits and Purchaser, represents the greater of: (x) at least a majority of the total number of outstanding Shares on a fully diluted basis (which assumes conversion or exercise of all outstanding options, or any other rights, options or warrants to acquire Shares) or (y) at least 60% of the issued and outstanding Shares (the “Minimum Tender Condition”), and (b) subject to certain exceptions, no change which has a material adverse effect on the business, financial condition or continuing operations of Cardiac Science and its subsidiaries or on the ability of Cardiac Science to consummate the Transactions, including the Offer and the Merger, shall have occurred after the date of the Merger Agreement.
     The Offer is also subject to certain other terms and conditions. See Section 13, “Conditions of the Offer,” of the Offer to Purchase.
     The Cardiac Science board of directors has unanimously (a) adopted and approved the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) and declared it advisable that Cardiac Science enter into the Merger Agreement and consummate the Transactions and (b) determined that the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interests of the holders of Shares. The Cardiac Science board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.
     Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the SEC, Opto Circuits and Purchaser reserve the right to waive or otherwise modify or amend the terms and conditions of the Offer. However, pursuant to the Merger Agreement, Opto Circuits and Purchaser have agreed that they will not, without the prior written consent of Cardiac Science, (a) reduce the number of Shares sought pursuant to the Offer, (b) reduce the Offer Price or change the form of consideration payable in the Offer, (c) change, modify or waive the Minimum Tender Condition, (d) impose conditions to the Offer that are different than or in addition to the conditions to the Offer described in Section 13, “Conditions of the Offer,” of the Offer to Purchase or (e) otherwise amend the Offer in any manner materially adverse to the holders of Shares. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the SEC, Opto Circuits and Purchaser reserve the right, and under certain circumstances Opto Circuits and Purchaser may be required, to extend the Offer, as described in Section 1 of the Offer to Purchase. Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, Opto Circuits and Purchaser may elect to provide one or more subsequent offering periods, not to exceed 20 business days in the aggregate, upon expiration of the Offer.
     Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (as defined in Section 1 of the Offer to Purchase).
     For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when Purchaser gives oral or written notice to BNY Mellon of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with BNY Mellon, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.
     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by BNY Mellon of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into BNY Mellon’s account at the Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3, “Procedures for Tendering Shares,” of the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.
     Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date and, unless and until theretofore accepted for payment by Purchaser pursuant to the Offer, such Shares may also be withdrawn at any time after December 30, 2010 (or an applicable subsequent date in the event the Offer is extended). We are not required to provide for withdrawal rights for any subsequent offering period.
     For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by BNY Mellon at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to BNY Mellon, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to BNY Mellon prior to the physical release of such certificates.
     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Opto Circuits, Purchaser or any of their respective affiliates or assigns, BNY Mellon, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn

Shares may be retendered by following one of the procedures for tendering shares described in Section 3, ”Procedures for Tendering Shares,” of the Offer to Purchase at any time prior to the Expiration Date.
     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.
     The receipt of cash as payment for the Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. See Section 5 of the Offer to Purchase. Holders of Shares are urged to consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them.
     The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.
     Questions and requests for assistance may be directed to BNY Mellon at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be also be directed to BNY Mellon or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than BNY Mellon) for soliciting tenders of Shares pursuant to the Offer.
The Information Agent, Paying Agent and Depositary for the Offer Is:
From within the U.S., Canada or Puerto Rico:
866-354-3484 (Toll-Free)

By Mail	By Overnight Courier, Hand or Registered Mail
BNY Mellon Shareowner Services	BNY Mellon Shareowner Services
Attn: Corporate Actions Department	Attn: Corporate Actions Department, 27th Floor
Post Office Box 3301	480 Washington Blvd – Mail Reorg
South Hackensack, NJ 07606	Jersey City, NJ 07310
By Facsimile Transmission (for Eligible Institutions only): 201-680-4626
Confirm by Telephone: 201-680-4860
November 1, 2010